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                                                                       Exhibit I

PRESS RELEASE (For Immediate Release)                          February 7, 1999

                      SPARKLING SPRING WATER GROUP LIMITED
                      ANNOUNCES PRELIMINARY 1998 REVENUE,
                    CUSTOMER LOCATION COUNT AND CHARGES THAT
                        WILL AFFECT 4TH QUARTER EARNINGS
                          (ALL CURRENCY AMOUNTS IN US$)

VANCOUVER, B.C. ---- Sparkling Spring Water Group Limited experienced significant growth in both revenue and its customer location base in 1998 and is optimistic about its prospects for continued growth in 1999.

The Company announced today that it expects 1998 revenue to exceed $56 million up approximately 34% from 1997. The year-end 1998 customer location count of approximately 155,000 was up over 34% from the 1997 year-end level. Approximately 19,000 net new customer locations were added from internal growth and 21,000 locations were added through business acquisitions.

"Sparkling Spring's future prospects are strong due to the continued growth of the industry, the company's increased installed customer base, recurring nature of its revenue and the company's leading market share position in its markets." said G. John Krediet, Chairman.

The Company also announced it would be taking charges totaling approximately $2.2 to $2.5 million in the fourth quarter which will adversely affect earnings for its fiscal year and fourth fiscal quarter ended December 31, 1998, resulting in earnings that will be below analysts' estimates.

Approximately half of the charges are attributable to increased receivable and inventory reserves primarily for operations in Canada and the United States. The remainder of the charges relates to accounting issues uncovered at an operating subsidiary that represents approximately 10% of the company's revenue. This resulted in an overstatement of previously reported income.

The final amount of fourth quarter charges will be determined based on the results from the completion of the Company's annual audit expected in late March. The Company will announce full year earnings after completion of the audit.

Commenting on the charges, Mr. Krediet noted, "The Company immediately addressed the local management issue and commenced a process of strengthening internal controls at all of our operations."

Mr. Krediet added, "The company had paid the price for its compound growth of close to 60% over the past five years. During recent years we acquired a new operation every three months. Our business building strategy now includes reducing the pace of acquisitions and focus on improving results from our existing operations."


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Page 2: SSWGL Press Release

Mr. Krediet continued "The company's increased focus on working capital management as well as price increases in several of its markets makes management optimistic about a significant increase in cash flow during 1999."

Sparkling Spring is a leading producer and distributor of bottled water to the home and office segment now serving approximately 155,000 customer locations. The Company does business as "Nature Springs" in England, "Water at Work" in Scotland, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs" and "Springfield Water" in British Columbia Canada, "Cullyspring" and "Crystal Springs" in Washington State and "Crystal Springs" in Oregon State.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements as defined by the Private Securities Reform Act of 1995, which are inherently subject to various risks and uncertainties. These include, without limitation, the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company, (ii) the Company's ability to expand by acquisitions is dependent upon, and may be limited by, the availability of suitable acquisition candidates and the availability of financing therefor on suitable terms; (iii) the Company's ability to obtain financing will be affected by restrictions contained in the Indenture and the Company's other existing and future financing arrangements; (iv) the Company's proposed expansion strategy will be substantially dependent upon the Company's ability to hire and retain skilled management, financial, marketing and other personnel; (v) the Company's plans and results of operations will be affected by the Company's ability to successfully manage growth including monitoring operations, controlling costs and maintaining effective quality and inventory controls; (vi) the market for attractive acquisitions in the bottle water industry is becoming increasingly competitive, which could make the Company's acquisition strategy more difficult to achieve; (vii) the Company's operations are subject to the jurisdiction of various governmental and regulatory agencies which regulate the quality of drinking water and other products and any failure by the Company to comply with existing and future laws and regulations could subject the Company to significant penalties or impose additional costs on the Company or otherwise have a material adverse affect on its financial position or results of operations; (viii) any interruption in the availability of water to the Company from municipal sources and local natural springs could have a material adverse affect on the Company's operations until suitable replacement sources are located; and (ix) other risks and uncertainties indicated from time to time in the Company's filings with the SEC.

CONTACT:
K. DILLON SCHICKLI
Sparkling Spring Water Group Limited
c/o C.F. Capital Corporation
200 Sea Pines Rd
Bellingham, WA 98226
360-671-2602
Fax:  360-671-2604